EXHIBIT 99.3 (a)(1)(iii)

ANISE,L.L.C.
1001 Walnut, Kansas City, MO 64106 ~ (816) 877-0892

To Holders Of Units Of Boston Financial Qualified Housing Tax Credits L.P. IV

Re: Offer to Purchase Units for $200 Per Unit

Dear Unit Holder:

Enclosed is an Offer To Purchase up to 6,800 units (“Units”) of limited partnership interests in Boston Financial Qualified Housing Tax Credits L.P. IV (the “Partnership”) at a cash purchase price of $200 per Unit, without interest, less the amount of distributions made to you after the date of the Offer and less any transfer fees imposed by the Partnership for each transfer, which the Partnership advises us are $10 per Unit (with a $100 minimum fee and a $250 maximum fee).  This letter is first being sent to you on or about December 21, 2007.

Please consider the following points, which are discussed in greater detail in the accompanying Offer to Purchase:

•	The price offered for the Units is $200 in CASH, less any Distributions made after the date of this Offer and any transfer fees charged by the Partnership.

•
OBTAIN THE GENERAL PARTNER'S BEST ESTIMATE OF LIQUIDATION VALUE NOW WITHOUT HAVING TO WAIT SEVERAL YEARS FOR LIQUIDATION TO OCCUR. The General Partner estimates that the liquidation of the Partnership's remaining properties would result in a pretax liquidation distribution of cash to the Unit Holders of up to $200.00 per Unit. However, the General Partner provided little support for its estimate and there is no assurance when or if the Partnership will be liquidated.  WE ARE OFFERING YOU $200.00 NOW WITHOUT HAVING TO WAIT FOR THE GENERAL PARTNER TO LIQUIDATE THE PARTNERSHIP’S ASSETS.

•
The Offer to Purchase is higher than the last highest secondary market trade of Units Anise is aware of taking into account the Partnership’s recent $226 per Unit distribution. The Offer also allows Unit Holders to dispose of their Units without incurring the sales commissions (that may be up to 10% with a minimum of $150-$200) associated with sales arranged through brokers or other intermediaries.

•	Tax credits have expired. The Partnership has indicated that there are no more tax credits remaining.

•
Accelerated Loss. According to the General Partner, if the Partnership sells its remaining interests in properties in a way that results in a distribution of $200 per Unit, the General Partner estimates that the tax benefits per Unit upon liquidation of the Partnership would be ordinary losses of $409.20 and offsetting capital gains of $64.83. Applying a combined tax rate of 36% to the ordinary losses amount and a combined tax rate of 20% to the capital gains amount results in a net estimated tax benefit of $134.34 per Unit. This amount plus the $200 assumed distribution results in a total value $334.34.

•
Sale of all your Units will not result in the loss of tax credits previously taken. Unit Holders who sell all of their Units will also eliminate the need to file Form K-1 information for the Partnership with their federal tax returns for years after the Partnership's confirmation of the transfer of Units.

The Purchaser currently owns 3,802.5 Units, representing approximately 5.6% of the outstanding Units. The Purchaser, together with other affiliates and group members, as detailed in the Offer to Purchase, own 16,895 Units in the aggregate, representing 24.8% of the outstanding Units.  The Purchaser currently intends to vote any

Units tendered to remove the Partnership's current general partners and elect a successor general partner. Everest Housing Investors 2, LP (“EHI2”) has filed with the SEC a consent solicitation statement in connection with a consent solicitation (the "Consent Solicitation Statement") to solicit votes to remove the Partnership's current general partners and to elect Everest Housing Management, LLC, a California limited liability company as the successor general partner.

Unit Holders of the Partnership may read the Consent Solicitation Statement and other proxy materials as they become available at no charge on the SEC's web site at http://www.sec.gov.

We urge you to read the Offer to Purchase completely and to return your completed Agreement of Transfer and Letter of Transmittal promptly (blue form) in the envelope provided.

The Offer is scheduled to expire on January 25, 2008. For answers to any questions you might have regarding these materials or our Offer, or assistance in the procedures for accepting our Offer and tendering your Units, please contact us at (816) 877-0892.

December 21, 2007                                                                                                          Very truly yours,

                              Anise, L.L.C.